Mail Stop 4561
      October 25, 2005

Mr. Roland Vetter
President
Montpellier Group Inc.
15321 Main St. NE. 152
Duvall, WA 98019

	RE:	Montpellier Group Inc.
		Form 8-K/A
		Filed October 24, 2005
            	File No. 0-50103

Dear Mr. Vetter:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed October 24, 2005

1. We note that the accountant`s letter filed as exhibit 16 to your
Form 8-K/A filed on October 24, 2005 addresses the Form 8-K filed on
October 18, 2005.  Please file an amended Form 8-K with a new
Exhibit
16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,


								Thomas Flinn
								Staff Accountant
Mr. Roland Vetter
Montpellier Group Inc.
October 25, 2005
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